Hess Retail Corporation

1185 Avenue of the Americas

New York, New York 10036

January 30, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Hess Retail Corporation
Application for Withdrawal of Registration Statement on Form F-10, File No. 001-36255

Ladies and Gentlemen:

Hess Retail Corporation, a corporation organized under the laws of the State of Delaware (the “Company”), hereby respectfully requests that its Registration Statement on Form F-10, originally filed with the Securities and Exchange Commission (“Commission”) on January 8, 2014, File No. 001-36255, together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors.

The Registration Statement was originally filed with the Commission in connection with a proposed distribution of the Company’s common stock. The Company requests that the Registration Statement be withdrawn because the distribution is not being pursued. The Registration Statement has not been declared effective as of the date hereof.

We would appreciate if you would please provide Christian O. Nagler of Kirkland & Ellis LLP, the Company’s counsel, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (212) 446-4900.

Should you have any questions regarding this matter, please contact Christian O. Nagler at (212) 446-4660.

Thank you for your assistance.

Very truly yours,
HESS RETAIL CORPORATION

By:	/s/ Nicholas Brountas
Name:	Nicholas Brountas
Title:	Vice President

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